SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Commission File Number 000-21923

WINTRUST FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN
(Full title of the plan)

WINTRUST FINANCIAL CORPORATION
727 NORTH BANK LANE
LAKE FOREST, IL 60045
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION
Items 1-3.	Omitted in accordance with Item 4.

Item 4.	The Wintrust Financial Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:
•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007

•	Notes to Financial Statements

•	Supplemental Schedule

The Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007, and Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007 filed herewith are hereby incorporated by reference to the Registration Statement on Form S-8 filed by Wintrust Financial Corporation (Registration No. 333-52652) with the Securities and Exchange Commission on December 22, 2000.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

2

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 29, 2009

WINTRUST FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
/s/ DAVID A. DYKSTRA
David A. Dykstra, Trustee

3

EXHIBIT INDEX
The following exhibits are filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

4

Financial Statements and Supplemental Schedule
Wintrust Financial Corporation Retirement Savings Plan
Years Ended December 31, 2008 and 2007
Report of Independent Registered Public Accounting Firm

Wintrust Financial Corporation Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Wintrust Financial Corporation
     Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Wintrust Financial Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Chicago, Illinois
June 25, 2009

Wintrust Financial Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Cash	$3,644	$287,477
Investments, at fair value	61,562,241	80,056,126
Participant contributions receivable	253,306	—
Employer contributions receivable	2,866,853	2,758,103
Receivables — unsettled trades	2,504	275,135

Total assets at fair value	64,688,548	83,376,841

Liabilities
Payables — unsettled trades	1,494	275,108

Net assets at fair value	64,687,054	83,101,733

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,425,496	32,281

Net assets available for benefits	$67,112,550	$83,134,014

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2008	2007

Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(23,654,941)	$409,594
Interest and dividends	1,585,198	3,975,739

	(22,069,743)	4,385,333

Participant contributions — salary deferral	7,219,998	7,039,694
Participant contributions — rollovers	474,409	454,456
Employer matching contributions, net of forfeitures	2,869,169	2,758,133
Transfers from plan mergers:
Hinsbrook Bank 401(k) Plan	—	3,692,262

Total additions	(11,506,167)	18,329,878

Deductions
Benefits paid to participants	4,484,098	9,812,947
Administrative fees	31,199	24,031

Total deductions	4,515,297	9,836,978

Net (decrease) increase in net assets available for benefits	(16,021,464)	8,492,900
Net assets available for benefits:
Beginning of year	83,134,014	74,641,114

End of year	$67,112,550	$83,134,014

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
1. Description of the Plan
The following brief description of the Wintrust Financial Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.
The Plan is a participant-directed, defined-contribution plan covering all eligible employees, as defined in the Plan, of Wintrust Financial Corporation and its eligible subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company is the Plan Administrator and has appointed a committee of its authorized representatives to administer the Plan.
All full-time employees who have completed at least three months of employment and are at least 18 years of age are eligible to participate in the Plan.
The Hinsbrook Bank 401(k) Plan was merged into the Plan in 2007.
Contributions
The Plan allows participants to contribute up to the maximum allowable by the Internal Revenue Code (the Code), which during 2008 and 2007, was $15,500, plus an additional $5,000 for participants over the age of 50. Participant contributions are tax deferred under the provisions of the Code Section 401(k), subject to certain limitations. Effective August 1, 2007, the Plan introduced a Roth Option, which allows participants to make contributions that are not tax deferred. Participant contributions and earnings thereon are fully vested.
The Company may elect to make matching contributions to the Plan on behalf of all eligible participants. Generally, participants must be employed on the last day of the Plan year to be eligible for matching contributions. For 2008 and 2007, the Company’s matching contribution was 60% of a participant’s contributions up to a maximum of $4,000 per participant. Additional amounts may be contributed at the discretion of the Company.
Investment of Plan Assets
A trust fund was established for the purposes of holding and investing the Plan’s assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, Wayne Hummer Trust Company, N.A., a subsidiary of the Company and a party in interest.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Loans
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balances. Loan terms are established by the Plan Administrator, in accordance with the Plan Agreement. The loans are secured by the balance in the participants’ accounts and bear interest at a rate commensurate with local prevailing rates, as determined by the Plan Administrator.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, if any, and (b) the Plan’s earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant (or his beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s account or installments payments. Distributions due to retirement generally begin upon the attainment of age 65. Upon termination of service due to other reasons, a participant may receive the value of the participant’s account as a lump-sum distribution. A participant may also receive in-service distributions upon the attainment of age 59 1/2 in the form of a lump sum or installment payments. Hardship distributions can be made from a participant’s account balance with the approval of the Plan Administrator, if specific criteria are met.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, if any, at any time and to terminate the Plan subject to the provisions of ERISA.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared under the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis.
As described in Financial Accounting Standards Board (FASB) Staff Position (FSP), AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through a collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contract. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Reclassification
Certain 2007 amounts have been reclassified to conform to the 2008 presentation.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Wintrust Financial Corporation common stock is a unitized fund composed principally of Wintrust Financial Corporation common stock and is

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
valued at the daily unit closing price. Participant loans are reported at their outstanding balances, which approximate fair value. The Plan’s interest in the Metlife Stable Value Fund, which is a collective trust, is based on fair value of the underlying investments as determined by the fund’s sponsor.
Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. For the Metlife Stable Value Contract, the average yield earned was (10.29%) and 5.77% for 2008 and 2007, respectively, and the average yield credited to participant accounts was 5.11% and 5.10% in 2008 and 2007, respectively.
Metlife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. However, interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. Metlife resets the credited interest rate on a quarterly basis by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted-average duration of the fund’s investments. The minimum credit rate is 0%.
Administrative Expenses
Administrative expenses of the Plan are paid by the Plan.
Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon the issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
In April 2009, the FASB issued FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly . FSP 157-4 supersedes FSP157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plans’ financial statements.
3. Investments
Investments are reported at fair value. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements.) As required by SFAS 157, the level in the fair value hierarchy within which the fair value measurement of the asset or liability in its entirety is classified is based on the lowest level input that is significant to the fair value measurement in its entirety.
The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Level 3 — Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date. The fair values of the Plan’s investments at December 31, 2008, are measured as follows:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Metlife Stable Value Contract		$15,096,741		$15,096,741
Wintrust Financial Corporation Common Stock (unitized stock fund)	$4,286,991			$4,286,991
Mutual Funds	$40,743,488			$40,743,488
Participant Loans			$1,435,021	$1,435,021

Total Investments at Fair Value	$45,030,479	$15,096,741	$1,435,021	$61,562,241

The Plan’s level 3 assets consist of participant loans. Participant loans are reported at their outstanding balance, which approximates fair value. A summary of changes in the fair value of the Plan’s level 3 investments during the year ended December 31, 2008, is as follows:

		Purchases, Sales,
	December 31, 2007	Issuances,	December 31, 2008
	Fair Value	Settlements, net	Fair Value

Participant Loans	$1,079,793	$355,228	$1,435,021

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value is as follows:

	December 31,
	2008	2007

Metlife Stable Value Fund	$15,096,741	$13,704,797
Federated Total Return Government Bond Fund	7,161,441	5,245,614
American Funds Growth Fund of America Fund	6,437,828	10,294,990
American Funds EuroPacific Growth Fund	4,606,355	8,817,189
Wintrust Financial Corporation common stock *	4,286,991	5,429,816
Fidelity Spartan 500 Index Fund	4,258,650	6,434,413
American Funds Investment Co of America Fund	3,874,738	5,828,491
Federated Kaufman Fund	**	4,991,660
Janus Enterprise Fund	**	4,835,353

*	Indicates party in interest to the Plan.

**	Indicates balance is less than 5% of the Plan’s net assets.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value as determined by quoted market prices as follows:

	Years Ended December 31
	2008	2007

Metlife Stable Value Fund	$781,055	$692,982
Common stock	(1,887,142)	(2,263,199)
Mutual funds	(22,548,854)	1,979,811

	$(23,654,941)	$409,594

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
4. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$67,112,550	$83,134,014
Adjustment from contract value to fair value for common collective trust that invests in benefit-responsive investment contracts	(2,425,496)	(32,281)
Participant loan in default	(12,956)	—

Net assets available for benefits per Form 5500	$64,674,098	$83,101,733

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to the Form 5500:

	Years Ended December 31
	2008	2007

Other income:
Adjustment from contract value to fair value for common collective trust	$(2,393,215)	$(9,679)
Distributions:
Deemed distribution of defaulted loan	(12,956)	—

Total	$(2,406,171)	$(9,679)

5. Income Tax Status
The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated November 27, 2001, stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2008-6 and Announcement 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
6. Terminated Participants
Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan and requested a distribution prior to year-end. Amounts allocated to these participants were approximately $5,594 and $54,150 at December 31, 2008 and 2007, respectively.

Supplemental Schedule

Wintrust Financial Corporation Retirement Savings Plan
Schedule H, Line 4i — Schedule of Assets Held at End of Year
EIN: 36-3954651 Plan Number: 001
December 31, 2008

			Current
Identity of Issuer	Units	Price	Value

Common Collective Trust:
Metlife Stable Value Fund	119,777	$126.04	$15,096,741

Common Stock:
Wintrust Financial Corporation common stock*	206,178	20.79	4,286,991

Mutual Funds:
American Funds EuroPacific Growth Fund	164,454	28.01	4,606,355
American Funds Investment Co of America Fund	184,863	20.96	3,874,738
American Funds Growth Fund of America Fund	314,347	20.48	6,437,828
Artio Total Retun Bond Fund	5,216	12.62	65,829
Federated Kaufmann Fund	761,718	3.60	2,742,185
Federated Total Return Government Bond Fund	616,834	11.61	7,161,441
Fidelity Spartan 500 Index Fund	68,566	62.11	4,258,650
First American Real Estate Secs. Y	4,542	11.45	52,007
Franklin Small Cap Value	58,400	27.60	1,611,834
Janus Enterprise Fund	84,442	32.87	2,775,605
Lord Abbett Large Cap Research Fund	60,717	20.80	1,262,907
PathMaster Domestic Equity Fund*	102,413	6.34	649,297
Riversource Mid Cap Value Fund	348,693	4.70	1,638,858
Royce Value Plus Fund	187,338	7.95	1,489,337
Vaguard Money Market Reserves	69,240	1.00	69,240
Vanguard Windsor II Fund	48,072	19.11	918,658
William Blair Growth Fund	158,528	7.12	1,128,719

Investments (other than participant loans)			60,127,220
Participant loans (3.25% - 9.50%)			1,435,021

Assets held at end of year			$61,562,241

*	Indicates party in interest to the Plan.